

Mail Stop 4546

November 23, 2016

Mr. Manmeet S. Soni
Chief Financial Officer
Ariad Pharmaceuticals, Inc.
26 Landsdowne Street
Cambridge, Ms 02139-4234

      Re: **Ariad Pharmaceuticals, Inc.**
              Form 10-K for the Fiscal Year Ended December 31, 2015
              Filed February 29, 2016
              Form 10-Q for the Quarterly Period Ended September 30, 2016
              Filed November 8, 2016
              Form 8-K furnished November 7, 2016
              File No. 1-36172

Dear Mr. Soni:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2015
Notes to Consolidated Financial Statements
Note 2 – License and Collaboration Agreements, page 98

1. For each of your collaboration agreements under which you are eligible to receive future milestone payments, please provide us the amount of each milestone and a description of its triggering event. Please also explain how you considered the disclosure guidance in ASC 605-28-50 for those arrangements that include milestone consideration.

Form 10-Q for Quarterly Period Ended September 30, 2016
Management's Discussion and Analysis of Financial Condition and Results of Operations,
page 25

2. You state on pages 27 and 29 that your volume increase in the United States was partially due to an increase in the channel inventory held by your specialty pharmacy at September 30, 2016 as compared to the same period end in the prior year. Please address the following:

- Provide us with the level of inventory in the channel as of December 31, 2015, March 31, 2016, June 30, 2016 and September 30, 2016. Explain the reasons for fluctuations in the inventory levels on these dates.
- Tell us what consideration you gave to describing any known trends or uncertainties with respect to prescription volumes pursuant to Item 303(a) of Regulation S-K.
- Tell us why you believe you are able to make a reasonable estimate of returns. Refer to Question 1 of Staff Accounting Bulletin Topic 13.A.4.b.

Form 8-K furnished on November 7, 2016
Exhibit 99.1

3. The income tax effects of your adjustments to net (loss) income in arriving at non-GAAP net (loss) income are not evident from your reconciliation. Please refer to Question 102.11 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016 when preparing your next earnings release furnished on Form 8-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Mary Mast, Staff Accountant, at (202) 551-3613 or Angela Connell, Accounting Branch Chief, at (202) 551-3426 if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant